

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Anne Chwat, Esq.
Executive Vice President, General Counsel and Corporate Secretary
International Flavors & Fragrances Inc.
521 West 57th Street
New York, New York 10019

>   **Re: International Flavors & Fragrances Inc.**
>   **Preliminary Proxy Statement on Schedule PREM14A**
>   **Filed May 7, 2020**
>   **File No. 001-04858**

Dear Ms. Chwat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule PREM14A filed May 7, 2020

General

1. Please amend this proxy statement to address any applicable comments issued on the Nutrition & Biosciences, Inc. registration statement on Form S-4 and Form S-1 filed on May 7, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Christine Westbrook at (202) 551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kyle A. Harris, Esq.